The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus is not an offer to sell the notes and is not a solicitation of an offer to buy the notes in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 13, 2006
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 9, 2006)

Filed pursuant to Rule 424(b)(2)
Registration No. 333-133925

$750,000,000

  % Senior Notes due 2017

We are one of the largest gaming companies in the world. We own what we believe to be the finest collection of casino resorts in the world.

We are offering $750 million of our  % senior notes due 2017. We will pay interest on the notes on           and           of each year, commencing on          , 2007. The notes will mature on          , 2017

We may redeem the notes in whole or in part at any time prior to their maturity at the redemption price set forth in this prospectus supplement.

The notes will be guaranteed by substantially all our subsidiaries. The notes will be general unsecured senior obligations of us and each guarantor, respectively, and will rank equally with or senior to all existing or future indebtedness of us and each guarantor, respectively.

We intend to use the proceeds to repay a portion of the outstanding amount under our $7.0 billion senior credit facility and for general corporate purposes.

See “Risk Factors” beginning on page S-3 to read about important factors you should consider before buying the notes.

	Per Note	Total

Initial public offering price(1)	%	$
Underwriting discount	%	$
Proceeds, before expenses, to MGM MIRAGE(1)	%	$

(1)	Plus accrued interest, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

None of the Nevada Gaming Commission, the Nevada Gaming Control Board, the New Jersey Division of Gaming Enforcement, the New Jersey Casino Control Commission, the Michigan Gaming Control Board, the Mississippi Gaming Commission, the Illinois Gaming Board nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus supplement, or the accompanying prospectus, or the investment merits of the securities offered. Any representation to the contrary is unlawful. The Attorney General of the State of New York has not passed upon or endorsed the merits of this offering. Any representation to the contrary is unlawful.

We expect that delivery of the notes will be made to investors in book-entry form on or about          , 2006.

          Joint Book-Running Managers

Barclays Capital	BNP PARIBAS

UBS Investment Bank	Wachovia Securities

Prospectus Supplement dated December   , 2006

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement that we filed with the SEC. By using a shelf registration statement, we may sell any combination of the securities described in the prospectus from time to time in one or more offerings. You should rely only on the information or representations incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference in this prospectus supplement. You may obtain copies of the shelf registration, or any document which we have filed as an exhibit to the shelf registration or to any other SEC filing, either from the SEC or from the Secretary of MGM MIRAGE as described under “Where You Can Find More Information.” We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date printed on their respective covers.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus includes “forward-looking statements” that are subject to risks and uncertainties. In portions of this prospectus supplement, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus supplement and the accompanying prospectus including, without limitation, those set forth under “Risk Factors,” beginning on page S-3.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward-looking statements included or incorporated herein are made only as of the date of this prospectus supplement, or as of the date of the documents incorporated by reference. We do not intend, and undertake no obligation, to update these forward-looking statements.

S-ii

PROSPECTUS SUMMARY

This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus carefully, as well as the documents incorporated by reference, for a more complete understanding of this offer and the notes. In this prospectus supplement, except where the context otherwise requires, we will collectively refer to MGM MIRAGE and its direct and indirect subsidiaries as “MGM MIRAGE,” “we,” “our” and “us.”

MGM MIRAGE

We are one of the largest gaming companies in the world. We own what we believe to be the world’s finest collection of casino resorts. We own and operate Bellagio, MGM Grand, Mandalay Bay, The Mirage, Luxor, Treasure Island (“TI”), New York-New York, Excalibur, Monte Carlo, Circus Circus-Las Vegas and Slots-A-Fun located in Las Vegas, Nevada. We also own and operate Circus Circus-Reno, located in Reno, Nevada, Gold Strike and Nevada Landing, located in Jean, Nevada, Railroad Pass, located in Henderson, Nevada, MGM Grand Detroit, located in Detroit, Michigan, Gold Strike, located in Tunica County, Mississippi, and Beau Rivage, a beachfront resort located in Biloxi, Mississippi. Beau Rivage reopened on August 29, 2006 after being closed for business for one year due to extensive damage from Hurricane Katrina. We are also a 50% owner of Silver Legacy, located in Reno, Nevada, a 50% owner of Borgata, a destination casino resort on Renaissance Pointe in Atlantic City, New Jersey and 50% owner of Grand Victoria, a riverboat casino in Elgin, Illinois. We also have a 50% interest in the MGM Grand Macau under construction in Macau S.A.R. We are developing CityCenter, a multi-billion dollar mixed-use urban development project on the Las Vegas Strip. We are also developing a permanent hotel-casino facility in Detroit, Michigan, which is expected to replace the current interim casino facility in late 2007. In addition, our other operations include the Shadow Creek golf course in North Las Vegas, two golf courses at the Primm Valley Resorts, and a 50% investment in The Signature at MGM Grand, a condominium-hotel development in Las Vegas, Nevada.

In October 2006, we entered into an agreement to sell our subsidiaries that operate Colorado Belle Resort & Casino and Edgewater Resort & Casino, located in Laughlin, Nevada, including substantially all of the assets of those resorts, subject to customary sales conditions and regulatory approvals, for approximately $200 million, subject to certain working capital adjustments. We expect this transaction to be completed by the second quarter of 2007. Also in October 2006, we entered into an agreement to sell our subsidiary that operates the Primm Valley Resorts (Whiskey Pete’s, Buffalo Bill’s and the Primm Valley Resort), located in Primm, Nevada, including substantially all of the assets of those resorts, other than the golf courses, subject to customary sales conditions and regulatory approvals, for approximately $400 million, subject to certain working capital adjustments. We expect this transaction to be completed by the end of the first quarter of 2007.

Our principal executive office is located at 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Our telephone number is (702) 693-7120.

The Offering

The following is a brief summary of some of the terms of the offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement.

Issuer	MGM MIRAGE

Notes offered	$750,000,000 aggregate principal amount of % senior notes due , 2017.

Maturity	The notes mature on , 2017.

Interest payment dates	and of each year after the date of issuance of the notes commencing , 2007.

Guarantees	The notes will be unconditionally guaranteed, jointly and severally, on a senior basis by substantially all of our wholly owned U.S. subsidiaries except for U.S. holding companies of our foreign subsidiaries.

Ranking	The notes and guarantees will be general unsecured senior obligations of MGM MIRAGE and each guarantor, respectively, and will rank equally with or senior to all existing or future indebtedness of MGM MIRAGE and each guarantor, respectively. See “Description of the Notes — Ranking.”

Optional redemption	We may redeem the notes in whole or in part at any time prior to their maturity at the redemption price described in the section “Description of the Notes — Optional Redemption.”

Covenants	The indenture contains covenants that, among other things, will limit our ability and, in certain instances, the ability of our subsidiaries to:

• incur liens on assets to secure debt;

• enter into certain sale and lease-back transactions; and

• merge or consolidate with another company or sell substantially all assets.

These covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes — Additional Covenants of MGM MIRAGE.”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million. We intend to use the proceeds to repay a portion of the outstanding amount under our $7.0 billion senior credit facility and for general corporate purposes.

Risk factors	See “Risk Factors” and the other information in this prospectus supplement for a discussion of the factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS

Before you invest in the notes, you should be aware that investment in the notes carries various risks, including those described below as well as those beginning on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2005. We urge you to carefully consider these risk factors, together with all of the other information included and incorporated by reference in this prospectus supplement and accompanying prospectus, before you decide to invest in the notes.

Our substantial indebtedness could adversely affect our operations and financial results and impair our ability to satisfy our obligations under the notes.

We had approximately $13.0 billion of indebtedness as of September 30, 2006. The interest rate on a large portion of our long-term debt is subject to fluctuation based on changes in short-term interest rates and the level of debt-to-EBITDA under the provisions of our senior credit facility.

The notes will not restrict our ability to borrow substantial additional funds in the future that may be either pari passu with or subordinated to the notes, and the notes provide holders only limited protection should we be involved in a highly leveraged transaction. If we incur additional indebtedness, it could increase the related risks that we face.

Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	limit our ability to borrow additional funds; and

•	place us at a competitive disadvantage compared to other less leveraged competitors.

Servicing our indebtedness will require a significant amount of cash and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, our ability to borrow funds under our senior credit facility in the future will depend on our meeting the financial covenants in the agreements, including a minimum interest coverage test and a maximum leverage ratio test. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to extend or refinance any of our indebtedness on favorable terms or at all. Our inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could have a material adverse effect on our financial condition.

Fraudulent conveyance statutes allow courts, under specific circumstances, to avoid subsidiary guarantees.

Various fraudulent conveyance and similar laws have been enacted for the protection of creditors and may be utilized by courts to avoid or limit the guarantees of the notes by our subsidiaries. The requirements for establishing a fraudulent conveyance vary depending on the law of the jurisdiction that is being applied. Generally, if in a bankruptcy, reorganization or other judicial proceeding, a court were to find that the guarantor received less than reasonably equivalent value or fair consideration for incurring indebtedness evidenced by guarantees, and

•	was insolvent at the time of the incurrence of such indebtedness,

•	was rendered insolvent by reason of incurring such indebtedness,

•	was at such time engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured,

such court could, with respect to the guarantor, declare void in whole or in part the obligations of such guarantor under the guarantees. Any payment by such guarantor pursuant to its guarantee could also be required to be returned to it, or to a fund for the benefit of its creditors. Generally, an entity will be considered insolvent if the sum of its respective debts is greater than the fair saleable value of all of its property at a fair valuation or if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts, as they become absolute and mature.

We, meaning only MGM MIRAGE, have no operations of our own and derive all of our revenue from our subsidiaries. If a guarantee of the notes by a subsidiary were avoided as a fraudulent transfer, holders of other indebtedness of, and trade creditors of, that subsidiary would generally be entitled to payment of their claims from the assets of the subsidiary before such assets could be made available for distribution to us to satisfy our own obligations. The indenture for the notes will not limit the incurrence of additional indebtedness by us and our subsidiaries or limit investments by us in our subsidiaries.

  We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them.

We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with any gaming laws to which we or any of our subsidiaries are or may become subject, as more fully described in the sections entitled “Regulation and Licensing” and “Description of the Notes — Mandatory Disposition Pursuant to Gaming Laws.”

  An active trading market may not develop for these notes.

Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after we complete this offering. However, the underwriters may cease their market making activities at any time. In addition, the liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

USE OF PROCEEDS

We plan to use the net proceeds from the offering of these notes (approximately $      million after commissions and offering expenses) to repay a portion of the outstanding amount under our $7.0 billion credit facility and for general corporate purposes. The $7.0 billion credit facility matures on October 3, 2011 and bears interest (6.5% as of November 30, 2006) based upon the bank reference rate plus an applicable margin ranging from 0.00% to 0.375% or reserve adjusted LIBOR rate plus an applicable margin ranging from 0.375% to 1.375%. As of November 30, 2006, there was approximately $5.1 billion outstanding under the $7.0 billion credit facility.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

						Nine Months
						Ended
	For the Years Ended December 31,					September 30, 2006
	2001	2002	2003	2004	2005	2005	2006

Ratio of Earnings to Fixed Charges	1.43x	2.09x	1.86x	2.27x	1.92x	2.04x	1.87x

Earnings consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discounts, premiums and issuance costs, and our proportionate share of interest cost of unconsolidated affiliates.

REGULATION AND LICENSING

The gaming industry is highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. Each of our casinos is subject to extensive regulation under the laws, rules and regulations of the jurisdiction where it is located. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interest in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Our businesses are subject to various federal, state and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

Under the gaming laws of Nevada, Michigan, Mississippi, New Jersey, Illinois and our certificate of incorporation, holders of our securities may be required, under certain circumstances, to dispose of the securities. If the holder refuses to do so, we may be required to repurchase the security.

Consequently, each holder of notes, by accepting any notes, will be deemed to have agreed to be bound by the requirements imposed by the gaming authorities in any jurisdictions we, or any of our subsidiaries, conduct or propose to conduct gaming activities. See “Description of the Notes — Mandatory Disposition Pursuant to Gaming Laws.” In addition, under the indenture governing the notes, each holder and beneficial owner of notes, by accepting or otherwise acquiring an interest in any notes, will be deemed to have agreed to apply for a license, qualification, or finding of suitability if and to the extent required by the gaming authorities in any jurisdiction in which we, or any of our subsidiaries, conduct or propose to conduct gaming activities. In such an event, if a holder of notes fails to apply or become licensed or qualified or is found unsuitable, we shall have the right, at our option:

•	to require the holder to dispose of its notes or beneficial interest therein within 30 days of receiving notice of our election or such earlier date as may be requested or prescribed by a gaming authority; or

•	to redeem the notes at a redemption price equal to the lesser of (1) the holder’s cost, plus accrued and unpaid interest, if any, to the earlier of the redemption date and the date of the finding of unsuitability or failure to comply or (2) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date and the date of the finding of unsuitability or failure to comply, which may be less than 30 days following the notice of redemption if so requested or prescribed by the gaming authority.

We will not be responsible for any costs or expenses incurred by any such holder or beneficial owner in connection with its application for a license, qualification or finding of suitability.

Under Nevada and Mississippi law, we may not make a public offering of our securities without the prior approval of the applicable gaming commission if we intend to use the offering proceeds to construct, acquire or finance a gaming facility, or retire or extend existing obligations incurred for such purposes. On July 28, 2005, the Nevada Gaming Commission granted us prior approval to make offerings for a period of two years, subject to certain conditions (the “Nevada shelf approval”). The Chairman of the Nevada Gaming Control Board may rescind this approval for good cause without prior notice upon the issuance of an interlocutory stop order. We received a similar three-year approval from the Mississippi Gaming Commission on May 18, 2006. This offering will be made pursuant to such approvals. These prior approvals do not constitute a finding, recommendation or approval by the Nevada Gaming Commission, the Nevada Gaming Control Board or the Mississippi Gaming Commission as to the accuracy or adequacy of this prospectus supplement, or the investment merits of the notes. Any representation to the contrary is unlawful.

The Nevada shelf approval includes prior approvals of the subsidiary guarantees being made by the Nevada licensed or registered subsidiary guarantors under the notes. Likewise, the Nevada shelf approval includes prior approvals of restrictions on the transfer of the equity securities of our Nevada licensed or registered subsidiary guarantors and of the agreements not to encumber such equity securities. A waiver of similar approvals was obtained from the Mississippi Gaming Commission on May 18, 2006, with respect to restrictions and agreements not to encumber the equity securities of the corporate Subsidiaries of MGM MIRAGE licensed in Mississippi.

Under Illinois law we are required to obtain the Illinois Gaming Board’s approval prior to our Illinois subsidiary, Nevada Landing Partnership, issuing a guarantee of any indebtedness. Accordingly, we and Nevada Landing Partnership will petition the Illinois Gaming Board to allow Nevada Landing Partnership to issue a subsidiary guarantee of the notes. Based upon the Illinois Gaming Board’s prior decisions to allow Nevada Landing Partnership to guarantee our credit and previously issued senior debt, we and Nevada Landing Partnership believe the Illinois Gaming Board will approve the petition and allow Nevada Landing Partnership to guarantee the notes. However, there can be no assurance that the Illinois Gaming Board will grant the necessary approval.

The Nevada Gaming Commission, the Michigan Gaming Control Board, the New Jersey Division of Gaming Enforcement, the New Jersey Casino Control Commission, the Mississippi Gaming Commission, and the Illinois Gaming Board, may also, among other things, limit, condition, suspend or revoke a gaming license or approval to own the stock or joint venture interests of any of our operations in such licensing authority’s jurisdiction, for any cause deemed reasonable by such licensing authority. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, such subsidiaries and joint ventures and the persons involved. The suspension or revocation of any of our gaming licenses or the levy on us of substantial fines or forfeiture of assets could have a material adverse effect on our business.

To date, we have obtained all gaming licenses necessary for the operation of our gaming activities. Gaming licenses and related approvals, however, are deemed to be privileges under the laws of the jurisdictions in which we conduct gaming activities, and no assurances can be given that any new gaming licenses that may be required in the future will be granted or that existing gaming licenses will not be revoked or suspended.

The foregoing is only a summary of the applicable regulatory requirements. For a more detailed description of the applicable regulatory requirements, including requirements under gaming laws and our certificate of incorporation, see “Description of Regulation and Licensing” filed as Exhibit 99 to our Annual Report on Form 10-K for the year ended December 31, 2005.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the words “MGM MIRAGE,” “we,” “us” and “our” refer only to the single corporation MGM MIRAGE, a Delaware corporation, and not to any of its Subsidiaries.

MGM MIRAGE will issue the  % senior notes due          , 2017, which we refer to as the “notes.” The notes will be issued under an indenture to be dated as of the date of issuance of the notes, which we refer to as the “base indenture,” as supplemented by a supplemental indenture to be dated as of the date of issuance of the notes, which we refer to as the “supplemental indenture,” among MGM MIRAGE, the Subsidiary Guarantors (as defined below) and U.S. Bank National Association, as trustee (the “Trustee”). We refer to the base indenture, as supplemented by the supplemental indenture, as the “indenture.” The terms of the notes include those provisions contained in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the indenture. This summary does not restate the indenture in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. Copies of the indenture may be obtained from MGM MIRAGE.

Ranking

The notes will be:

•	senior obligations of MGM MIRAGE that will be equal in right of payment to all other senior Indebtedness of MGM MIRAGE from time to time outstanding;

•	senior in right of payment to the $710 million 9.75% senior subordinated notes due 2007 of MGM MIRAGE and the $400 million 8.375% senior subordinated notes due 2011 of MGM MIRAGE, together referred to herein as the “Subordinated Notes,” and future Indebtedness that may be subordinated to the notes;

•	senior in right of payment to the guarantees by MGM MIRAGE of the $492.2 million 10.25% senior subordinated notes due 2007 of Mandalay Resort Group, the $297.6 million 9.375% senior subordinated notes due 2010 of Mandalay Resort Group, and the $150 million 7.625% senior subordinated debentures due 2013 of Mandalay Resort Group, (such notes together referred to herein as the “Subordinated Mandalay Notes”);

•	guaranteed on a senior basis by each of the Subsidiaries of MGM MIRAGE other than Excluded Subsidiaries (see “— Subsidiary Guarantees” below) with the guarantee of Mandalay Resort Group being senior in right of payment to its obligations under the Subordinated Mandalay Notes; and

•	effectively subordinated to all Indebtedness of Excluded Subsidiaries.

As of September 30, 2006, the Excluded Subsidiaries of MGM MIRAGE had outstanding Indebtedness of $37 million (excluding Indebtedness owed to MGM MIRAGE or any Subsidiary Guarantor).

The indenture does not contain any limitation on the amount of Indebtedness of MGM MIRAGE or its Subsidiaries, but limits Liens securing Indebtedness of MGM MIRAGE and the Subsidiary Guarantors to 15% of Consolidated Net Tangible Assets (unless the notes are secured equally and ratably with such other Indebtedness and subject to other customary exceptions; see “Additional Covenants of MGM MIRAGE — Limitation on Liens” below).

Except as described under “— Merger, Consolidation or Sale of Assets” or “— Additional Covenants of MGM MIRAGE” below, the indenture does not contain any provisions that would afford holders of the notes protection in the event of (i) a highly leveraged or similar transaction involving MGM MIRAGE or any of its Subsidiaries, or (ii) a reorganization, restructuring, merger or similar transaction involving

MGM MIRAGE or any of its Subsidiaries that may adversely affect the holders of the notes. In addition, subject to the limitations set forth under “— Merger, Consolidation or Sale of Assets” and “— Additional Covenants of MGM MIRAGE” below, MGM MIRAGE or any of its Subsidiaries may, in the future, enter into certain transactions that would increase the amount of Indebtedness of MGM MIRAGE or its Subsidiaries or substantially reduce or eliminate the assets of MGM MIRAGE or its Subsidiaries, which may have an adverse effect on MGM MIRAGE’s ability to service its Indebtedness, including the notes.

Principal, Maturity and Interest

The notes will initially be $750 million in aggregate principal amount. In addition, we may issue an unlimited amount of additional notes under the indenture from time to time after this offering. We may create and issue additional notes with the same terms as the notes offered hereby so that the additional notes will form a single class with the notes offered hereby. MGM MIRAGE will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on          , 2017.

Interest on the notes will accrue at the rate of  % per annum and will be payable semiannually in arrears on and of each year until maturity, beginning on          , 2007. Interest on the notes will accrue from the issue date of such notes or, if interest has already been paid, from the date it was most recently paid with respect to such notes. MGM MIRAGE will make each interest payment to the holders of record of the notes on the immediately preceding           and           . Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Subsidiary Guarantees

MGM MIRAGE’s payment Obligations under the notes will be jointly and severally guaranteed (the “Subsidiary Guarantees”) by each of the Subsidiaries of MGM MIRAGE other than the Excluded Subsidiaries (the “Subsidiary Guarantors”). As of the issue date, the Subsidiary Guarantors will include, among others, MGM Grand Hotel, LLC (which owns the MGM Grand Las Vegas), Mirage Resorts, Incorporated (which indirectly owns, among other properties, Bellagio and The Mirage), New York-New York Hotel and Casino, LLC (which owns New York-New York), Treasure Island Corp. (which owns TI), MGM Grand Detroit, Inc. (which owns 97% of MGM Grand Detroit, LLC, which in turn owns the MGM Grand Detroit casino), Beau Rivage Resorts, Inc. (which owns the Beau Rivage resort in Biloxi, Mississippi), MAC, CORP. (which owns 50% of Marina District Development Holding Co., LLC, which in turn owns 100% of Marina District Development Company, LLC, the operator of Borgata), and Mandalay Resort Group (which indirectly owns, among other properties, Mandalay Bay, Luxor and Excalibur). The Excluded Subsidiaries will include all non-U.S. Subsidiaries of MGM MIRAGE and such non-U.S. Subsidiaries’ U.S. holding companies. The Excluded Subsidiaries also include MGM Grand Detroit, LLC and its Subsidiaries (including MGM Grand Detroit II, LLC), MGMM Insurance Company, Circus Circus New Jersey, Inc., Go Vegas, MGM MIRAGE Online, LLC, Pine Hills Development II, Revive Partners, LLC, M3 Nevada Insurance Company, and, until such time as we receive the Illinois Gaming Approval, Nevada Landing Partnership (which owns 50% of Grand Victoria), and other subsidiaries that may from time to time become Excluded Subsidiaries under the indenture (if, among other conditions, such other subsidiaries are not guarantors of our other Indebtedness and are not subject to any covenants in, or liens securing, the Credit Facility or the Existing Senior Notes). MGM Grand Detroit, LLC is a borrower under the Credit Facility but its obligations under the Credit Facility are limited to the amount of the proceeds of borrowings under the Credit Facility made available to MGM Grand Detroit, LLC. The Subsidiary Guarantee of each Subsidiary Guarantor will be (i) senior in right of payment to the guarantees of the Subordinated Notes by the Subsidiary Guarantor, the Subordinated Mandalay Notes (in the case of Mandalay Resort Group) and the guarantees of the Subordinated Mandalay Notes (in the case of any other Subsidiary Guarantor) and future Indebtedness of the Subsidiary Guarantor that may be subordinated to the notes and (ii) equal or senior in right of payment with all other existing and future Indebtedness of the Subsidiary Guarantor. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law.

In addition to the Subsidiary Guarantors named in the indenture, the indenture will provide that, except for Excluded Subsidiaries, any existing or future Subsidiary of MGM MIRAGE shall become a Subsidiary Guarantor if such Subsidiary incurs any Indebtedness or if and for so long as such Subsidiary provides a guarantee in respect of Indebtedness of MGM MIRAGE.

Until such time as we have petitioned for and obtain approval from the Illinois Gaming Board, which approval may not be obtained at all, our Illinois Subsidiary, Nevada Landing Partnership, is prohibited from issuing a guarantee of the notes. See “Regulation and Licensing.”

No Subsidiary Guarantor will be permitted to consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another corporation or other Person, whether or not affiliated with such Subsidiary Guarantor unless:

•	subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Subsidiary Guarantees and the indenture pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee; and

•	immediately after giving effect to such transaction, no Default or Event of Default exists.

The indenture will provide that in the event of (a) a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise or (b) a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then the Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of the Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantees, except in the event of a sale or other disposition to MGM MIRAGE, any other Subsidiary Guarantor or any Affiliate thereof.

Optional Redemption

The notes are redeemable at our election, in whole or in part at any time at a redemption price equal to the greater of:

•	100% of the principal amount of the notes then outstanding; or

•	as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the notes to be redeemed.

“Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life (as defined below), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities (“Remaining Life”).

“Comparable Treasury Price” means (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means any primary U.S. Government securities dealer in New York City selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portion thereof called for redemption.

Mandatory Redemption

MGM MIRAGE will not be required to make any mandatory redemption or sinking fund payments in respect of the notes.

Mandatory Disposition Pursuant to Gaming Laws

Each holder, by accepting a note, shall be deemed to have agreed that if the gaming authority of any jurisdiction in which MGM MIRAGE or any of its Subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of notes be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such Person fails to apply or become licensed or qualified or is found unsuitable, MGM MIRAGE shall have the right, at its option:

•	to require such Person to dispose of its notes or beneficial interest therein within 30 days of receipt of notice of MGM MIRAGE’s election or such earlier date as may be requested or prescribed by such gaming authority; or

•	to redeem such notes, which redemption may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority, at a redemption price equal to:

(1) the lesser of:

(a) the Person’s cost, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability or failure to comply; and

(b) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability or failure to comply; or

(2) such other amount as may be required by applicable law or order of the applicable gaming authority.

MGM MIRAGE shall notify the trustee in writing of any such disqualified holder status or redemption as soon as practicable. MGM MIRAGE shall not be responsible for any costs or expenses any holder of MGM MIRAGE notes may incur in connection with its application for a license, qualification or a finding of suitability.

Additional Covenants of MGM MIRAGE

Limitation on Liens

Other than as provided below under “— Exempted Liens and Sale and Lease-Back Transactions,” neither MGM MIRAGE nor any of the Subsidiary Guarantors may issue, assume or guarantee any Indebtedness secured by a Lien upon any Principal Property or on any evidences of Indebtedness or shares of capital stock of, or other ownership interests in, any Subsidiaries (regardless of whether the Principal Property, Indebtedness, capital stock or ownership interests were acquired before or after the date of the indenture) without effectively providing that the notes shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness shall be so secured, except that this restriction will not apply to:

(a) Liens existing on the date of original issuance of the notes;

(b) Liens affecting property of a corporation or other entity existing at the time it becomes a Subsidiary Guarantor or at the time it is merged into or consolidated with MGM MIRAGE or a Subsidiary Guarantor (provided that such Liens are not incurred in connection with, or in contemplation of, such entity becoming a Subsidiary Guarantor or such merger or consolidation and do not extend to or cover property of MGM MIRAGE or any Subsidiary Guarantor other than property of the entity so acquired or which becomes a Subsidiary Guarantor);

(c) Liens (including purchase money Liens) existing at the time of acquisition thereof on property acquired after the date hereof or to secure Indebtedness Incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price of property acquired after the date hereof (provided that such Liens do not extend to or cover any property of MGM MIRAGE or any Subsidiary Guarantor other than the property so acquired);

(d) Liens on any property to secure all or part of the cost of improvements or construction thereon or Indebtedness Incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction;

(e) Liens which secure Indebtedness of a Subsidiary of MGM MIRAGE to MGM MIRAGE or to a Subsidiary Guarantor or which secure Indebtedness of MGM MIRAGE to a Subsidiary Guarantor;

(f) Liens on the stock, partnership or other equity interest of MGM MIRAGE or Subsidiary Guarantor in any Joint Venture or any Subsidiary that owns an equity interest in such Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture;

(g) Liens to government entities, including pollution control or industrial revenue bond financing;

(h) Liens required by any contract or statute in order to permit MGM MIRAGE or a Subsidiary of MGM MIRAGE to perform any contract or subcontract made by it with or at the request of a governmental entity;

(i) mechanic’s, materialman’s, carrier’s or other like Liens, arising in the ordinary course of business;

(j) Liens for taxes or assessments and similar charges;

(k) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and certain other minor irregularities of title; and

(l) any extension, renewal, replacement or refinancing of any Indebtedness secured by a Lien permitted by any of the foregoing clauses (a) through (f).

Notwithstanding the foregoing,

(a) if any of the Existing Senior Notes are hereafter secured by any Liens on any of the assets of MGM MIRAGE or any Subsidiary Guarantor, then MGM MIRAGE and each Subsidiary Guarantor shall, substantially concurrently with the granting of any such Liens, subject to all necessary gaming regulatory approvals, grant perfected Liens in the same collateral to secure the notes, equally, ratably and on a pari passu basis. The Liens granted pursuant to this provision shall be (i) granted concurrently with the granting of any such Liens, and (ii) granted pursuant to instruments, documents and agreements which are no less favorable to the trustee and the holders of the notes than those granted to secure the Existing Senior Notes. In connection with the granting of any such Liens, MGM MIRAGE and each Subsidiary Guarantor shall provide to the trustee (y) policies of title insurance on customary terms and conditions, to the extent that policies of title insurance on the corresponding property are provided to the holders of the Existing Senior Notes or their trustee (and in an insured amount that bears the same proportion to the principal amount of the outstanding notes as the insured amount in the policies provided to the holders of the Existing Senior Notes bears to the aggregate outstanding amount thereof), and (z) legal opinions and other assurances as the trustee may reasonably request; and

(b) if MGM MIRAGE and the Subsidiary Guarantors become entitled to the release of any of such equal, ratable and pari passu Liens securing the Existing Senior Notes and guarantees related thereto (and any other notes or guarantees issued after the date of issuance of the notes), and provided that no default or event of default has then occurred and remains continuing, MGM MIRAGE and the Subsidiary Guarantors may in their sole discretion request that the collateral agent release any such Liens securing the notes and the Existing Senior Notes, and in such circumstances the collateral agent shall so release such Liens.

Limitation on Sale and Lease-Back Transactions

Other than as provided below under “— Exempted Liens and Sale and Lease-Back Transactions,” neither MGM MIRAGE nor any Subsidiary Guarantor will enter into any Sale and Lease-Back Transaction unless either:

(i) MGM MIRAGE or such Subsidiary Guarantor would be entitled, pursuant to the provisions described in clauses (a) through (l) under “— Limitation on Liens” above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the notes; or

(ii) an amount equal to the greater of the net cash proceeds of such sale or the fair market value of such property (in the good faith opinion of MGM MIRAGE’s board of directors) is applied within 120 days to the retirement or other discharge of its Funded Debt.

Exempted Liens and Sale and Lease-Back Transactions

Notwithstanding the restrictions set forth in “— Limitation on Liens” and “— Limitation on Sale and Lease-Back Transactions” above, MGM MIRAGE or any Subsidiary Guarantor may create, assume or suffer to exist Liens or enter into Sale and Lease-Back Transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding Indebtedness secured by such Liens (not including Liens permitted under “— Limitation on Liens” above) plus all Attributable Debt in respect of such Sale and Lease-Back Transactions entered into (not including Sale and Lease-Back Transactions permitted under “— Limitation on Sale and Lease-Back Transactions” above), measured, in each case, at the time any such Lien is incurred or any such Sale and Lease-Back Transaction is entered into by MGM MIRAGE and the Subsidiary Guarantors, does not exceed 15% of Consolidated Net Tangible Assets, provided that the foregoing shall not apply to any Liens that may at any time secure any of the Existing Senior Notes.

Merger, Consolidation or Sale of Assets

The indenture does not allow us to consolidate or merge with or into, or sell, assign, convey, transfer or lease our properties and assets, substantially in their entirety, as computed on a consolidated basis, to another corporation, person or entity unless:

•	either we are the surviving person, in the case of a merger or consolidation, or the successor or transferee is a corporation organized under the laws of the United States, or any state thereof or the District of Columbia and the successor or transferee corporation expressly assumes, by supplemental indenture, all of our obligations under the indenture, including under the notes; and

•	no default or event of default exists immediately after such transaction.

Subsidiary Guarantees

In addition to the Subsidiary Guarantors named in the indenture on the closing date, the indenture will provide that any existing or future Subsidiary of MGM MIRAGE (other than an Excluded Subsidiary) shall become a Subsidiary Guarantor, on a senior basis, of MGM MIRAGE’s payment Obligations under the notes and the indenture, if such Subsidiary incurs any Indebtedness or if and for so long as such Subsidiary provides a guarantee in respect of any Indebtedness of MGM MIRAGE.

Events of Default

Events of default in respect of the notes means any of the following:

•	default in the payment of any interest upon any notes when it becomes due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of principal of or premium, if any, on any notes when due;

•	the acceleration of the maturity of any Indebtedness of MGM MIRAGE or any Subsidiary Guarantor (other than Non-recourse Indebtedness), at any one time, in an amount in excess of the greater of (a) $25 million and (b) 5% of Consolidated Net Tangible Assets, if such acceleration is not annulled within 30 days after written notice as provided in the indenture;

•	entry of final judgments against MGM MIRAGE or any Subsidiary Guarantor which remain undischarged for a period of 60 days, provided that the aggregate of all such judgments exceeds $25 million and judgments exceeding $25 million remain undischarged for 60 days after notice as provided in the indenture;

•	default in the performance, or breach, of any covenants or warranties in the indenture in respect of the notes if the default continues uncured for a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes as provided in the indenture; or

•	certain events of bankruptcy, insolvency or reorganization.

If an event of default occurs and continues, then the trustee or the holders of not less than 25% in principal amount of the outstanding notes may, by a notice in writing to us, and to the trustee if given by such holders, declare to be due and payable immediately the principal of the outstanding notes.

At any time after a declaration of acceleration with respect to the notes has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding notes may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and premium, if any, with respect to the notes have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion set forth below under “Modification and Waiver.”

The indenture provides that the trustee is not obligated to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee and applicable law, the holders of a majority in principal amount of the outstanding notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such notes.

No holder of any notes will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless such holder shall have previously given to the trustee written notice of a continuing event of default with respect to the notes and the holders of at least 25% in principal amount of the outstanding notes shall have made written request and offered reasonable indemnity to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding notes direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, the holder of any notes will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such notes on or after the due dates expressed in such notes and to institute suit for the enforcement of any such payment.

We are required by the indenture, within 120 days after the end of each fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of notes of any default or event of default (except a default in payment on notes) with respect to the notes if and so long as a committee of its trust officers, in good faith, determines that withholding such notice is in the interest of the holders of the notes.

Modification and Waiver

We and the trustee, at any time and from time to time, may modify the indenture in respect of the notes without prior notice to or consent of any holder of the notes for any of the following purposes:

•	to permit a successor corporation to assume our covenants and obligations under the indenture and in the notes in accordance with the terms of the indenture;

•	to add to our covenants for the benefit of the holders of the notes;

•	to surrender any of our rights or powers conferred in the indenture;

•	to add any additional events of default;

•	to supplement any of the provisions of the indenture to the extent needed to permit or facilitate the defeasance and discharge of the notes in a manner that will not adversely affect the interests of the holders of such notes in any material respect;

•	to provide for the acceptance of appointment by a successor trustee with respect to the notes and to add to or change any of the provisions of the indenture as is necessary to provide for the administration of the trust by more than one trustee;

•	to comply with the requirements of the SEC in connection with qualification of the indenture under the Trust Indenture Act;

•	to cure any ambiguity;

•	to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision in the indenture;

•	to eliminate any conflict between the terms of the indenture and the notes and the Trust Indenture Act; or

•	to make any other provisions with respect to matters or questions arising under the indenture which will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect in any material respect the interests of the holders of the notes.

We may also modify the indenture in respect of the notes for any other purpose if we receive the written consent of the holders of not less than a majority in principal amount of the outstanding notes. However, we may not, without the consent of the holder of each note affected thereby:

•	change the stated maturity or reduce the principal amount or the rate of interest, or extend the time for payment of interest of the notes or any premium payable upon the redemption of the notes, or impair the right to institute suit for the enforcement of any payment on or after the due date thereof (including, in the case of redemption, on or after the redemption date), or alter any redemption provisions in a manner adverse to the holders of the notes or release any Subsidiary Guarantor under any Subsidiary Guarantee (except in accordance with the terms of the Indenture or the Subsidiary Guarantee) or collateral, if any, securing the notes (except in accordance with the terms of the Indenture or the documents governing such collateral, if any);

•	reduce the percentage in principal amount of the notes where the consent of the holder is required for any such amendment, supplemental indenture or waiver which is provided for in the indenture; or

•	modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note which would be affected.

The indenture provides that the holders of not less than a majority in aggregate principal amount of the notes, by notice to the trustee, may on behalf of the holders of the notes waive any default and its consequences under the indenture in respect of the notes, except (1) a continuing default in the payment of interest on, premium, if any, or the principal of, any note held by a nonconsenting holder or (2) a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each note.

Defeasance of Notes or Certain Covenants in Certain Circumstances

Defeasance and Discharge.  The indenture provides that we may be discharged from any and all obligations under the notes other than:

•	certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events regarding payments on the notes;

•	to register the transfer or exchange of the notes;

•	to replace stolen, lost or mutilated notes; or

•	to maintain paying agencies and to hold money for payment in trust.

We may only defease and discharge all of our obligations under the notes if:

•	we irrevocably deposit with the trustee, in trust, the amount, as certified by an officers’ certificate, of money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will be sufficient to pay and discharge each installment of principal and premium, if any and any interest on, and any mandatory sinking fund payments in respect of, the notes on the dates such payments are due; and

•	we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service, in either case to the effect that holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants.  Upon compliance with certain conditions, we may omit to comply with certain restrictive covenants contained in the indenture in respect of the notes, and in any such event any omission to comply with our obligations or covenants shall not constitute a default or event of default with respect to the notes. In that event, you would lose the protection of these covenants, but would gain the protection of having money and/or U.S. government obligations set aside in trust to repay the notes. We may only defease any covenants if, among other requirements:

•	we deposit with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in respect to such obligations, in accordance with their terms, will provide money in an amount, as certified by an officers’ certificate, sufficient to pay principal, premium, if any, and any interest on and any mandatory sinking fund payments in respect of the notes on the dates such payments are due; and

•	we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service to the effect that the holders of the notes will not recognize income, gain or loss, for United States federal income tax purposes, as a result of the covenant defeasance.

Limited Liability of Certain Persons

The indenture provides that none of our past, present or future stockholders, incorporators, employees, officers or directors, or of any successor corporation or any of our affiliates shall have any personal liability in respect of our obligations under the indenture or the notes by reason of his, her or its status as such stockholder, incorporator, employee, officer or director.

Gaming Approvals

Restrictions on the transfer of the equity securities of the Nevada licensed or registered Subsidiary Guarantors, and agreements not to encumber such equity securities, require the prior approval of the Nevada Gaming Commission or the Chairman of the Nevada Gaming Control Board. The Nevada shelf approval described in “Regulation and Licensing” includes prior approvals of the subsidiary guarantees being made by the Nevada licensed or registered Subsidiary Guarantors under the notes. Likewise, the Nevada shelf approval includes prior approvals of restrictions on the transfer of the equity securities of our Nevada licensed or registered Subsidiary Guarantors and of the agreements not to encumber such equity securities. A waiver of similar approvals was obtained from the Mississippi Gaming Commission on May 18, 2006, with respect to the restrictions and agreements not to encumber the equity securities of the corporate Subsidiaries of MGM MIRAGE licensed in Mississippi. The Illinois Gaming Board’s approval is required prior to our Illinois subsidiary, Nevada Landing Partnership, issuing a guarantee of the notes. We will petition the Illinois Gaming Board to approve Nevada Landing Partnership’s execution of a Subsidiary Guarantee in respect of the notes. See “Regulation and Licensing.”

Compliance with Gaming Laws

Each holder of a note, by accepting any note, agrees to be bound by the requirements imposed on holders of debt securities of MGM MIRAGE by the gaming authority of any jurisdiction in which MGM MIRAGE or any of its Subsidiaries conducts or proposes to conduct gaming activities. For a description of the regulatory requirements applicable to MGM MIRAGE, see “Regulation and Licensing” herein.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, MGM MIRAGE will furnish to the trustee, within 15 days after the time periods specified in the SEC’s rules and regulations: (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by MGM MIRAGE’s certified independent accountants; and (2) all current reports that would be required to be filed with the SEC on Form 8-K. In addition, whether or not required by the SEC, MGM MIRAGE will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the Commission will not accept such a filing).

Concerning the Trustee

If the trustee becomes a creditor of MGM MIRAGE, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee in respect of the notes, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of such notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry; Delivery and Form

The notes sold will initially be represented by one or more permanent global notes in fully registered form without interest coupons (each a “global note”) which will be deposited with the Trustee as a custodian for The Depositary Trust Company (“DTC”) and registered in the name of a nominee of such depositary.

Except as permitted by the indenture, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or “participants” in such system or indirectly through organizations that are participants in such system.

Depository Procedures

DTC has advised MGM MIRAGE that DTC is a limited-purpose trust company that was created to hold securities for its participants and to facilitate the clearance and settlement of transactions in such securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to as “indirect participants,” that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants.

MGM MIRAGE expects that pursuant to procedures established by DTC:

(i) upon deposit of the global notes, DTC will credit the accounts of participants designated by the underwriters with portions of the principal amount of the global notes; and

(ii) ownership of the notes evidenced by the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the participants), the participants and the indirect participants.

Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer notes evidenced by the global notes will be limited to such extent.

So long as the global notes holder is the registered owner of any notes, the global notes holder will be considered the sole holder under the indenture of any notes evidenced by the global notes. Beneficial owners of notes evidenced by the global notes will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither MGM MIRAGE nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments in respect of the principal of, premium, if any, and interest on any notes registered in the name of the global notes holder on the applicable record date will be payable by the trustee to or at the direction of the global notes holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, MGM MIRAGE and the trustee may treat the persons in whose names notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither MGM MIRAGE nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes. MGM MIRAGE believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the participants or the indirect participants.

Investors may elect to hold their interests in the global notes outside the United States through the accounts maintained by Clearstream Banking, S.A. (“Clearstream”) or the Euroclear System (“Euroclear”) in DTC if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries which in turn will hold such positions in customers’ accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Clearstream or Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Cross-market transfers between persons holding directly or indirectly through DTC participants on the one hand and Clearstream customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by the U.S. depositary for the system; however, those cross-market transactions will require delivery by the counterparty in the relevant European international clearing system of instructions to that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary for that system to take action to effect final settlement on its behalf by delivering or receiving interests in the global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to DTC. Because of the time-

zone differences, credits of interests in the global notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Those credits or any transactions in the global notes settled during that processing will be reported to the relevant Clearstream customers or Euroclear participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of interests in global notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following the settlement in DTC.

The information in this section concerning DTC and its book-entry system and concerning Clearstream and Euroclear and the European clearing system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Certificated Securities

Subject to certain conditions, any person having a beneficial interest in a global note may, upon request to the trustee, exchange such beneficial interest for notes in the form of certificated securities. Upon any such issuance, the trustee is required to register such certificated securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if:

(i) MGM MIRAGE notifies the trustee in writing that DTC is no longer willing or able to act as a depositary and MGM MIRAGE is unable to locate a qualified successor within 90 days; or

(ii) MGM MIRAGE, at its option, notifies the trustee in writing that it elects to cause the issuance of notes in the form of certificated securities under the indenture, then, upon surrender by the global notes holder of its global notes, notes in such form will be issued to each person that the global notes holder and DTC identify as being the beneficial owner of the related notes.

Neither MGM MIRAGE nor the trustee will be liable for any delay by the global notes holder or DTC in identifying the beneficial owners of notes and MGM MIRAGE and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global notes holder or DTC for all purposes.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar for the notes. MGM MIRAGE may change the paying agent or registrar without prior notice to the holders of the notes, and MGM MIRAGE or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and MGM MIRAGE may require a holder to pay any taxes and fees required by law or permitted by the indenture. MGM MIRAGE is not required to transfer or exchange any note selected for redemption. Also, MGM MIRAGE is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as the owner of it for all purposes.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by agreement or otherwise.

“Attributable Debt” with respect to any Sale and Lease-Back Transaction that is subject to the restrictions described under “— Additional Covenants of MGM MIRAGE — Limitation on Sale and Lease-Back Transactions” means the present value of the minimum rental payments called for during the terms of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

“Consolidated Net Tangible Assets” means the total amount of assets (including investments in Joint Ventures) of MGM MIRAGE and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of MGM MIRAGE and its Subsidiaries (excluding (i) the current portion of long-term Indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the consolidated balance sheet of MGM MIRAGE for the most recently completed fiscal quarter for which financial statements are available and computed in accordance with generally accepted accounting principles.

“Credit Facility” means the Fifth Amended and Restated Loan Agreement, dated as of October 3, 2006, among MGM MIRAGE, as Borrower, and MGM Grand Detroit, LLC, as Co-Borrower, the Banks, Syndication Agent, Documentation Agents and Co-Documentation Agents therein named, and Bank of America, N.A., as Administrative Agent (and their successors and assigns from time to time party thereto), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, renewed, extended, refunded, replaced or refinanced from time to time.

“Excluded Subsidiary” means MGM Grand Detroit, LLC and its Subsidiaries (including MGM Grand Detroit II, LLC), MGMM Insurance Company, Circus Circus New Jersey, Inc., Go Vegas, MGM MIRAGE Online, LLC, Pine Hills Development II, Revive Partners, LLC, M3 Nevada Insurance Company, Nevada Landing Partnership (which owns 50% of Grand Victoria) (but only until such time as we receive the Illinois Gaming Approval), other subsidiaries that may from time to time become Excluded Subsidiaries under the indenture (if, among other conditions, such other subsidiaries are not guarantors of our other indebtedness and are not subject to any covenants in, or liens securing, the Credit Facility or the Existing Senior Notes), and MGM MIRAGE’s non-U.S. Subsidiaries whose only tangible assets are located in foreign nations and their U.S. holding companies, provided such holding companies have no other assets or operations and provided that, except for MGM Grand Detroit, LLC to the extent of any amounts of proceeds of borrowings under the Credit Facility made available to MGM Grand Detroit, LLC, if any Excluded Subsidiary becomes subject to the covenants in the Credit Facility applicable to the Subsidiary Guarantors or grants any Liens to secure the Credit Facility, or if any Excluded Subsidiary guarantees or grants any Liens to secure any of the Existing Senior Notes, such Excluded Subsidiary will thereafter not be an Excluded Subsidiary.

“Existing Senior Notes” means (i) MGM MIRAGE’s 6% senior notes due 2009 in the original aggregate principal amount of $1,050 million, (ii) MGM MIRAGE’s 8.50% senior notes due 2010 in the original aggregate principal amount of $850 million, (iii) MGM MIRAGE’s 6.75% senior notes due 2012 in the original aggregate principal amount of $550 million, (iv) MGM MIRAGE’s 6.75% senior notes due 2013 in the original aggregate principal amount of $500 million, (v) MGM MIRAGE’s 5.875% senior notes due

2014 in the original aggregate principal amount of $525 million, (vi) MGM MIRAGE’s 6.625% senior notes due 2015 in the original aggregate principal amount of $875 million, (vii) MGM MIRAGE’s 6.875% senior notes due 2016 in the original aggregate principal amount of $250 million, (viii) the Mandalay Senior Notes, and (ix) the Mirage Notes.

“Funded Debt” means all Indebtedness of MGM MIRAGE or any Subsidiary Guarantor which (i) matures by its terms on, or is renewable at the option of any obligor thereon to, a date more than one year after the date of original issuance of such Indebtedness and (ii) ranks at least pari passu with the notes or the applicable Subsidiary Guarantee.

“Illinois Gaming Approval” means the granting of all necessary approvals by the Illinois Gaming Board for Nevada Landing Partnership to guarantee the notes.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that the accrual of interest shall not be considered an Incurrence of Indebtedness.

“Indebtedness” of any Person means (i) any indebtedness of such Person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by notes, bonds, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property, including any such indebtedness Incurred in connection with the acquisition by such Person or any of its Subsidiaries of any other business or entity, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles, including for such purpose obligations under capital leases and (ii) any guarantee, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse, or any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire or to supply or advance funds with respect to, or to become liable with respect to (directly or indirectly) any indebtedness, obligation, liability or dividend of any Person, but shall not include indebtedness or amounts owed for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of such Person. For purposes of this definition of Indebtedness, a “capitalized lease” shall be deemed to mean a lease of real or personal property which, in accordance with generally accepted accounting principles, is required to be capitalized.

“Joint Venture” means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by MGM MIRAGE and/or one or more of its Subsidiaries.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit, arrangement, encumbrance, security interest, lien (statutory or otherwise), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Mandalay Senior Notes” means (i) Mandalay Resort Group’s 6.375% Senior Notes due 2011 in the original aggregate principal amount of $250 million; (ii) Mandalay Resort Group’s 6.50% Senior Notes due 2009 in the original aggregate principal amount of $250 million; (iii) Mandalay Resort Group’s 9.50% Senior Notes due 2008 in the original aggregate principal amount of $200 million; (iv) Mandalay Resort Group’s Floating Rate Convertible Senior Debentures due 2033 in the aggregate principal amount of $5.9 million; (v) Mandalay Resort Group’s 7% Debentures due 2036 in the original aggregate principal amount of $150 million; and (vi) Mandalay Resort Group’s 6.7% Debentures due 2096 in the aggregate principal amount of $4.3 million.

“Mirage Notes” means (i) Mirage Resorts, Incorporated’s 6.75% notes due 2007 in the original aggregate principal amount of $200 million, (ii) Mirage Resorts, Incorporated’s 6.75% notes due 2008 in the original aggregate principal amount of $200 million and (iii) Mirage Resorts, Incorporated’s 7.25% debentures due 2017 in the original aggregate principal amount of $100 million.

“Nevada Landing Partnership” means Nevada Landing Partnership, an Illinois general partnership.

“Non-recourse Indebtedness” means Indebtedness the terms of which provide that the lender’s claim for repayment of such Indebtedness is limited solely to a claim against the property which secures such Indebtedness.

“Obligations” means any principal, interest, premium, if any, penalties, fees, indemnifications, reimbursements, expenses, damages or other liabilities or amounts payable under the documentation governing or otherwise in respect of any Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Principal Property” means any real estate or other physical facility or depreciable asset or securities the net book value of which on the date of determination exceeds the greater of $25 million and 2% of Consolidated Net Tangible Assets.

“Sale and Lease-Back Transaction” means any arrangement with a person (other than MGM MIRAGE or any of its Subsidiaries), or to which any such person is a party, providing for the leasing to MGM MIRAGE or any of its Subsidiaries for a period of more than three years of any Principal Property which has been or is to be sold or transferred by MGM MIRAGE or any of its Subsidiaries to such person, or to any other person (other than MGM MIRAGE of any of its Subsidiaries) to which funds have been or are to be advanced by such person on the security of the leased property.

“Subsidiary” of any specified Person means any corporation, partnership or limited liability company of which at least a majority of the outstanding stock (or other equity interests) having by the terms thereof ordinary voting power for the election of directors (or the equivalent) of such Person (irrespective of whether or not at the time stock (or other equity interests) of any other class or classes of such Person shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such Person, or by one or more other Subsidiaries, or by such Person and one or more other Subsidiaries.

“Treasury Securities” mean any obligations issued or guaranteed by the United States government or any agency thereof.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement among us, the subsidiary guarantors and the underwriters, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the principal amount of the notes set forth opposite its name in the table below.

Principal
Underwriters	Amount

Barclays Capital Inc.	$
BNP Paribas Securities Corp
Wachovia Capital Markets, LLC
UBS Securities LLC

Total	$

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. The underwriting agreement provides that the underwriters will purchase all the notes if any of them are purchased.

The underwriters initially propose to offer and sell the notes at the price set forth on the cover page of this prospectus supplement and may also offer notes to selling group members at the offering price less a selling concession. The underwriters may change such offering price and any other selling terms at any time without notice. The underwriters may offer and sell notes through certain of their affiliates.

In the underwriting agreement, we have agreed to indemnify each underwriter and each person who controls any underwriter against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and to contribute to payments that the underwriters may be required to make in respect thereof.

The notes are a new issue of securities for which there currently is no market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters have advised us that following the completion of this offering, they presently intend to make a market in the notes. They are not obligated to do so, however, and any market-making activities with respect to the notes may be discontinued at any time at their sole discretion without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934 (the “Exchange Act”). Accordingly, we cannot give any assurance as to the development of any market or the liquidity of any market for the notes.

Because, as described under “Use of Proceeds,” we expect that more than 10% of the net proceeds of this offering will be used to reduce outstanding indebtedness under our senior credit facility, and the underwriters or affiliates of the underwriters are lenders under our senior credit facility, this offering is being conducted in accordance with the applicable requirements of Conduct Rule 2710(h)(1) and Conduct Rule 2720 of the National Association of Securities Dealers, Inc. regarding the underwriting of securities of a company with a member that has a conflict of interest within the meaning of those rules. Conduct Rule 2720(c)(3) requires that the yield at which a debt issue is to be distributed to the public must be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence in connection with that preparation. Jefferies & Company, Inc. has agreed to act as the qualified independent underwriter with respect to this offering. We have agreed to indemnify Jefferies & Company, Inc. in its capacity as qualified independent underwriter against certain liabilities under the Securities Act.

In connection with this offering, certain of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the notes originally sold by such broker/dealer are purchased in a stabilizing or syndicate covering transaction to cover short positions. Any of these activities may prevent a decline in the market price of the notes, and may also cause the price of the notes to be higher than it would otherwise be in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We expect that delivery of the notes will be made to investors on or about December   , 2006, which will be the           business day following the date of this prospectus supplement (such settlement being referred to as “T+          ”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+          , to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

From time to time, some of the underwriters or their affiliates have provided, and may continue to provide in the future, investment banking, general financing and banking services to us and our affiliates and joint ventures for which they have received, and expect to receive, customary transaction. Each of the underwriters, or an affiliate of such underwriters, is a lender under our senior credit facility.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP, Los Angeles, California and by Lionel Sawyer & Collins, Las Vegas, Nevada. Gary N. Jacobs, who is of counsel to Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP, is a member of our board of directors and is also Executive Vice President, General Counsel and Secretary of MGM MIRAGE. He and other attorneys in that firm beneficially own an aggregate of approximately 704,420 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Prior to our merger with Mandalay Resort Group (“Mandalay”), Mandalay also filed annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any document we or Mandalay have filed at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You also may read and copy reports and other information filed by us or Mandalay Resort Group at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We previously filed a registration statement and related exhibits on Form S-3 with the SEC on May 9, 2006 under the Securities Act. The registration statement contains additional information about us and our securities. You may inspect the registration statement and its exhibits without charge at the office of the SEC at Station Place, 100 F Street N.E., Washington, D.C. 20549, and obtain copies, at prescribed rates, from the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information filed with it, which means that we can disclose important information to you by referring you to the documents containing such information. The information incorporated by reference is an important part of this prospectus supplement, and information filed later by us with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC by us or Mandalay Resort Group under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

MGM MIRAGE:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	Our Current Reports on Form 8-K (to the extent filed and not furnished with the SEC) filed with the SEC on February 22, 2006 March 30, 2006, April 7, 2006, May 15, 2006, June 12, 2006, August 14, 2006, October 10, 2006, October 16, 2006, November 1, 2006 and December 13, 2006; and

•	Our Definitive Proxy Statement filed with the SEC on April 3, 2006.

Mandalay Resort Group:

•	Pages 84 to 119 of Mandalay Resort Group’s Annual Report on Form 10-K for the year ended January 31, 2005.

All documents and reports filed by us pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus supplement are deemed to be incorporated by reference in this prospectus supplement from the date of filing of such documents or reports, except as to any portion of any future annual or quarterly reports or proxy statements which is not deemed to be filed under those sections. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that any statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Any person receiving a copy of this prospectus supplement may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to: Gary N. Jacobs, Executive Vice President, General Counsel and Secretary, MGM MIRAGE, 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109; telephone number: (702) 693-7120. A copy will be provided by first class mail or other equally prompt means within one business day after receipt of your request.

PROSPECTUS

MGM MIRAGE

Debt Securities
Guarantees
Common Stock

We may, from time to time, offer to sell shares of our common stock, par value $0.01 per share, and our debt securities, which may be senior, senior subordinated or subordinated and which may be convertible into shares of our common stock or other debt securities. This prospectus also covers guarantees, if any, of our obligations under any such debt securities, which may be given by one or more of our subsidiaries. Our common stock trades on the New York Stock Exchange under the symbol “MGM.”

We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms to be described in one or more supplements to this prospectus as well as the documents incorporated or deemed to be incorporated by reference in this prospectus. This prospectus describes only some of the general terms that may apply to this securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a supplement to this prospectus, in other offering material related to the securities, or in one or more documents incorporated or deemed to be incorporated by reference in this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

We or any selling security holder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Our principal executive offices are located at 3600 Las Vegas Boulevard South, Las Vegas, Nevada, 89109. Our telephone number is (702) 693-7120.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

None of the Nevada Gaming Commission, the Nevada Gaming Control Board, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement, the Michigan Gaming Control Board, the Mississippi Gaming Commission, the Illinois Gaming Board nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. The Attorney General of the State of New York has not passed upon or endorsed the merits of this offering. Any representation to the contrary is unlawful.

The date of this prospectus is May 9, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “Commission,” using a “shelf” registration process. Under the shelf process, we may sell any combination of the securities registered in one or more offerings. This prospectus provides you with only a general description of the securities offered by us. Each time we sell securities, we will provide a prospectus supplement and may provide other offering materials that will contain specific information about the terms of that offering. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. You should read both this prospectus and any prospectus supplement or other offering materials, together with the additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Information by Reference.”

This prospectus, and any accompanying prospectus supplement or other offering materials, do not contain all of the information included in the registration statement, as permitted by the rules and regulations of the Commission. For further information, we refer you to the full registration statement on Form S-3, of which this prospectus is a part, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, file reports and other information with the Commission. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If an agreement or document is filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Our Commission filings are also available over the Internet at the Commission’s web site at www.sec.gov. Our common stock is listed and traded on the New York Stock Exchange, or the “NYSE.” You may also inspect the information we file with the Commission at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Our internet address is www.mgmmirage.com. However, unless otherwise specifically set forth herein, the information on our internet site is not a part of this prospectus or any accompanying prospectus supplement.

INCORPORATION OF INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” the information that we file with the Commission. This means that we can disclose important business and financial information to you by referring you to information and documents that we have filed with the Commission. Any information that we refer to in this manner is considered part of this prospectus. Any information that we file with the Commission after the date of this prospectus will automatically update and supersede the corresponding information contained in this prospectus or in documents filed earlier with the Commission.

We incorporate by reference the documents listed below:

MGM MIRAGE:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Our definitive Proxy Statement filed with the Commission on April 3, 2006;

•	Our Current Reports on Form 8-K dated March 30, 2006, and April 7, 2006.

Mandalay Resort Group:

•	Pages 84 to 119 of Mandalay Resort Group’s Annual Report on Form 10-K for the year ended January 31, 2005.

We are also incorporating by reference any future filings that we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus and prior to the termination of the offering. In no event, however, will any of the information that we disclose under Items 2.02 and 7.01 of any Current Report on Form 8-K that we may from time to time furnish with the Commission be incorporated by reference into, or otherwise included in, this prospectus. Each document referred to above is available over the Internet on the Commission’s website at www.sec.gov, and on our website at www.mgmmirage.com. You may also request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

Gary N. Jacobs
Executive Vice President, General Counsel and Secretary
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 693-7120

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, which may include reducing our outstanding indebtedness, increasing our working capital, acquisitions and capital expenditures. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the applicable prospectus supplement or other offering material relating to such offering. If the net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement or other offering material will describe the relevant terms of the debt to be repaid.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	For the Years Ended December 31,
	2001		2002		2003		2004		2005

Ratio of Earnings to Fixed Charges	1.43	x	2.09	x	1.86	x	2.27	x	1.92	x

Earnings consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discounts, premiums and issuance costs, and our proportionate share of interest cost of unconsolidated affiliates.

DESCRIPTION OF SECURITIES

We will set forth in the applicable prospectus supplement a description of the debt securities, guarantees of debt securities, or common stock that may be offered under this prospectus.

Debt securities offered under this prospectus will be governed by a document called an “Indenture” and possibly one or more supplemental Indentures. Unless we specify otherwise in the applicable prospectus supplement, the Indenture is a contract between us, as obligor, a trustee chosen by us and qualified to act under the Trust Indenture Act of 1939, and any of our subsidiaries which guarantee our obligations under the Indenture. A copy of the form of Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. Any supplemental Indenture relating to the Indenture will be filed in the future with the Commission. See “Where You Can Find Additional Information” for information on how to obtain a copy.

LEGAL MATTERS

Certain legal matters with respect to securities offered hereby will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California, and Lionel Sawyer & Collins, Las Vegas, Nevada, and for any selling security holder, by the counsel named in the applicable prospectus supplement. Any underwriters or agents will be represented by their own legal counsel, who will be identified in the applicable prospectus supplement.

Gary N. Jacobs, who is of counsel to Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, is a member of our board of directors and Executive Vice President, General Counsel and Secretary of MGM MIRAGE. He and other attorneys in that firm providing services to MGM MIRAGE in connection with this prospectus beneficially own an aggregate of approximately 983,500 shares of our common stock.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audited consolidated financial statements and schedule of MGM MIRAGE as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements of Mandalay Resort Group as of January 31, 2005 and 2004 and for each of the three years in the period ended January 31, 2005, and management’s report on the effectiveness of internal control over financial reporting as of January 31, 2005, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph relating to Mandalay Resort Group’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is current only as of its date.

$750,000,000

  % Senior Notes due 2017

Joint Book-Running Managers

Barclays Capital

BNP PARIBAS

UBS Investment Bank

Wachovia Securities